EXHIBIT 99.14

Confirmation

In connection with the Plan previously announced by Chembio Diagnostics, Inc,. (the “Company”) (as contemplated by the materials previously provided to Crestview Capital Master, LLC by the Company on December 4, 2007), the Company does hereby confirm to each Crestview Person (as defined below) that (i) the Company and its board of directors and various security holders have taken all necessary action, if any, in order to approve as necessary and render effective the Plan (subject to the receipt of the necessary consents of the holders of Series B Preferred Stock and Series C Preferred Stock and Series B Warrants and Series C Warrants as contemplated by the Plan), and to render inapplicable any control share acquisition, business combination, state takeover, provision, poison pill (including any distribution under a rights agreement) or any other anti-takeover provision, in each case whether under the Articles of Incorporation or bylaws or other organizational document or the laws of the jurisdiction of its incorporation or otherwise, which is or could become applicable to Crestview Capital Master, LLC or any its of affiliates, associates or other related persons or entities (including, without limitation, directors, officers, managers, members, partners, shareholders, investors and the like with respect to Crestview Capital Master, LLC or Crestview Partners, LLC or any of the foregoing) (each of the foregoing being referred to for purposes hereof as a “Crestview Person”) as a result of the transactions contemplated by the Plan or which could have any adverse affect on any Crestview Person or the value of any Crestview Person’s investment in the Company or their ability to take any actions in the future with respect to or related to the Company or any of its subsidiaries, its or their shares or other securities or assets or transactions related to any of the foregoing, in each case including without limitation with respect to any and all transactions contemplated by the Plan or permitted by any warrants or preferred stock in connection with the Plan or otherwise from and after the date hereof, (ii) neither the Company nor any subsidiary has adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company or any of its subsidiaries, (iii) no Crestview Person has any ongoing obligation of any kind or nature with respect to the Company or funding of the Company or any exercise of remaining warrants or otherwise with respect to the so-called “back stop” that the Company and Crestview have previously discussed and (iv) the Company waives any advance notice requirement for exercise or conversion under any securities or instruments that are being exercised or converted in connection with the Plan.

Dated: December 19, 2007

Chembio Diagnostics, Inc.

/s/ Lawrence A. Siebert
By: Lawrence A. Siebert

Title:	Chief Executive Officer